CONTINENTAL PRECIOUS MINERALS INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

04046053

RECEIVED
2004 NOV -9 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 29, 2004

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-3358

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for thethree months ended August 31st, 2004 for your public files.

If you have any questions regarding the above, please do not hesitate to give me a call.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

Per: Shereen Dorey

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

/sd

Encls.

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED AUGUST 31, 2004

CONTINENTAL PRECIOUS MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Continental Precious Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Continental Precious Minerals Inc. have not performed a review of the unaudited financial statements for the three months ended August 31, 2004 and August 31, 2003.

Continental Precious Minerals Inc.

Consolidated Balance Sheets
(Prepared By Management)

	August 31, 2004 (Unaudited)	May 31, 2004 (Audited)
ASSETS		
Current		
Cash	$ 358,183	$ 444,930
Marketable securities	79,295	62,979
Accounts receivable	1,360	783
	438,838	508,692
Resource properties	1	1
	$ 438,839	$ 508,693
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 25,022	$ 27,146
Deficiency in investment	131,439	130,439
	156,461	157,585
Shareholders' equity		
Authorized		
Unlimited number of Class A preference shares, issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance		
Unlimited number of Common shares		
Issued (5,796,513 common shares)	4,293,379	4,293,379
Contributed surplus	21,673	21,673
Deficit	(4,032,674)	(3,963,944)
	282,378	351,108
	$ 438,839	$ 508,693

Continental Precious Minerals Inc.

Consolidated Statements of Operations and Deficit
(Prepared By Management - Unaudited)

	Three Months Ended August 31, 2004	Three Months Ended August 31, 2003
Revenue		
Interest income	$ 265	$ 492
Gain on sale of marketable securities	2,016	34,987
	2,281	35,479
Expenses		
Write-down of marketable securities	12,340	27,111
Management salaries	30,000	30,000
Legal and audit	950	-
Travel and business development	13,724	9,388
Office and general	7,357	4,439
Expense allowance	4,500	4,500
Transfer agent fees	1,140	819
Share of loss of Ekwan Technology Corporation	1,000	27,379
	71,011	103,636
Net loss for the period	(68,730)	(68,157)
Deficit, beginning of period	(3,963,944)	(3,536,719)
Deficit, end of period	$ (4,032,674)	$ (3,604,876)

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows
(Prepared By Management - Unaudited)

	Three Months Ended August 31, 2004	2003
Cash provided by (used in)		
OPERATING ACTIVITIES		
Net loss for the period	$ (68,730)	$ (68,157)
Adjustments to reconcile net loss to net cash provided by operating activities		
Gain on sale of marketable securities	(2,016)	(34,987)
Share of loss of Ekwan Technology Corporation	1,000	27,379
Write-down of marketable securities	12,340	27,111
Changes in non-cash working capital balances		
Accounts receivable	(577)	261
Accounts payable and accrued liabilities	(2,124)	(8,346)
	(60,107)	(56,739)
INVESTING ACTIVITIES		
Proceeds from sale of marketable securities, net of purchases	(26,640)	250,813
Change in cash	(86,747)	194,074
Cash, beginning of period	444,930	188,375
Cash, end of period	$ 358,183	$ 382,449

Continental Precious Minerals Inc.
Notes to Consolidated Financial Statements
(Prepared By Management - Unaudited)
Three months ended August 31, 2004

1. ACCOUNTING POLICIES

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended August 31, 2004 are not necessarily indicative of the results that may be expected for the year ending May 31, 2005.

The balance sheet at May 31, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended May 31, 2004. For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended May 31, 2004.

2. STOCK OPTIONS

The following stock options were outstanding as of August 31, 2004:

Number of shares	Expiry Date	Exercise Price ($)
264,309	December 9, 2007	0.15
216,427	December 9, 2007	0.10
480,736		

No stock options were issued during the period.

3. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	2004	2003
Loss per share, basic	$ (0.01)	$ (0.01)
Loss per share, diluted	$ (0.01)	$ (0.01)
Numerator of basic and diluted loss per share:		
Loss for the period	$ (68,730)	$ (68,157)
Denominators:		
Weighted average number of common shares	5,796,513	5,796,513
Weighted average number of diluted common shares	5,796,513	5,796,513

4. INCOME TAXES

Estimated taxable income for the period is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2004 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

5. RELATED PARTIES NOT DISCLOSED ELSEWHERE

Included in accounts payable is an advance totaling $6,820 (2003 - $6,820) from Ed Godin, the Company's director and President. The advance due to the related party is interest free and has no fixed repayment terms.

6. SEGMENTED INFORMATION

The Company's operations comprise a single reporting operating segment engaged in mineral exploration through investing in resource properties and other companies who are engaged in mineral exploration. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for revenue and loss for the period also represent segment amounts.

All of the Company's operations are located in Canada.

Management's Discussion and Analysis – Fiscal 2004

This management discussion and analysis ("MD&A") of results of operations and financial condition of Continental Precious Minerals Inc. ("Continental" or "the Company") describes the operating and audited financial results of the Company for the fiscal year ended May 31, 2004 ("fiscal 2004"). The MD&A supplements, but does not form part of the financial statements of the Company and should be read in conjunction with Continental's audited consolidated financial statements and related notes for fiscal 2004 and 2003. The Company prepares and files its financial statements in accordance with Canadian generally accepted accounting principles.

This MD&A contains forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business, the energy market and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made.

1.1 Date of MD&A

This MD&A was prepared on October 26, 2004.

1.2 Overall Performance

Description of the Business

Continental is a junior natural resource and mining company, with its common shares traded on the TSX Venture Exchange under the symbol CZQ.H. For the last 17 years, the Company has generally acquired mining properties in areas where mineral exploration was active. These properties were subsequently either sold or farmed out to other companies with Continental normally retaining a residual interest. During the last seven years, the Company has not been very active in the exploration field.

In 1998, a syndicate of five companies including Continental formed the Western Australia Gold Joint Venture (WAG) to explore and evaluate opportunities for low-cost, bulk gold deposits which can be mined in Western Australia. WAG acquired a property in the Juardi Hills area known as the Juardi Hills Property. Extensive exploration was conducted on the property until 2000, when the exploration data was interpreted and a resource was defined that could be mined. Mining on the Juardi Hills Property commenced and was completed during 2002, and milling and ore sales continued until 2003. The operation incurred an operating loss of approximately AUS $1,120,000. On May 17, 2003, the Company sold its interest in WAG to Ellesmere Minerals, one of the joint-venture partners, for 200,000 shares of Ellesmere Minerals - a company listed on the TSX Venture Exchange.

In the recent fiscal year ended May 2004, Continental made several attempts to acquire mining companies with existing operation. In the Fall of 2003, the Company carried out due diligence on a junior gold mine in South Africa known as the Klip Wall Mine. The mine was in receivership and Continental submitted a bid to acquire the mine, but it was rejected. In March 2004, the Company made a further attempt to acquire a gold deposit in Finland. Continental submitted a letter of intent to the owners, but they have not

made a decision on disposing this asset. In June 2004, Continental made on offer on a large-scale, low-grade nickel deposit, also located in Finland, and it was rejected.

Investment in Ekwan Technology Corporation

In March 2000, Continental and several other investors formed a private company called Ekwan Technology Corporation (Ekwan) to develop and exploit a very advanced technology known as airborne hyperspectral remote sensing. The technology is especially well suited to mineral exploration, using an instrument known as a hyperspectral imager. The technology consists of sensors mounted in an aircraft - coupled with very robust data acquisition systems and special navigation devices, the sensors produce detailed and precise mineral maps of the measured earth surface. The technology can produce the data required for mineral map images, 2000 feet wide and 100 miles long in an hour. High-quality exploration targets can be obtained in three to four days after the data has been obtained.

To date, Continental has invested approximately $600,000 in this venture, out a total amount invested of approximately $1,600,000.00. This investment has produced a proprietary hyperspectral instrument with related specialized software. Ekwan is now operational and preparing to commence a large-scale survey in the states of Nevada, Arizona and New Mexico. An agreement to finance the survey has been signed with an American exploration company, which includes a 20% carried interest in any mineral discovery resulting from the findings of Ekwan technology. Ekwan's objective is to use this technology for its own exploration as well as to provide a service to other companies.

Results of Operations

Continental's revenues consisted primarily of gains on sales of marketable securities over the past three fiscal years. Total revenues have not exceeded operating expenses, and net losses from operations have drawn down cash reserves.

Financial condition

Asset value and Shareholders' Equity have reduced over the past three fiscal years due to ongoing losses from operations and due to provisions for losses on Continental's interest in Ekwan Technology. Continental's ratio of debt to equity increased sharply over the same period.

1.3 Selected Annual Information

The following table summarizes the Company's financial performance for the past three fiscal years ended May 31.

	May 31, 2004	May 31, 2003	May 31, 2002
Revenue	$163,721	$36,572	$25,903
Expenses	603,180	412,504	1,222,271
Income (loss) before taxes	(439,459)	(375,932)	(1,196,368)
Income tax recovery	12,234	0	0
Net income (loss)	(427,225)	(375,932)	(1,196,368)
Net income (loss) per share	(0.07)	(0.06)	(0.21)
Cash flows from (used in) operating activities	(196,521)	(257,478)	(259,348)
Cash and cash equivalents, end of year	444,930	188,375	638,490
Assets	508,693	800,726	1,159,824
Liabilities	157,585	44,066	27,232
Shareholders' Equity	351,108	756,660	1,132,592

1.4 Results of Operations

Revenues and Net Losses

Continental's revenue is dependant on the sales of marketable securities of Ekwan Technology and of its exploration data, and on potential future royalties from resource properties. As a mineral exploration company, the Company's expenditures are generally capitalized. Net losses incurred to date have been the result of substantial administrative expenses, relating to the operations of the Company's business, exceeding revenues.

Outlook

At this time, Continental management is anticipating a loss from operations, and therefore an ongoing annual deficit.

1.5 Summary of Quarterly Results

The following tables set out financial performance highlights for the past nine quarters.

	First Quarter August 31, 2004	**Fourth Quarter** May 31, 2004	**Third Quarter** February 29, 2004	**Second Quarter** November 30, 2003	**First Quarter** August 31, 2003
Revenue	$2,281	$19,343	$0	$108,899	$35,479
Expenses	71,011	354,069	81,205	64,270	103,636
Net income (loss)	(68,730)	(334,726)	(81,205)	44,629	(68,157)
Net income (loss) per share	(0.01)	(0.06)	(0.01)	0.01	(0.01)
Cash flows from (used in) operating activities	(60,107)	(75,543)	(78,614)	14,375	(56,739)
Cash and cash equivalents, end of period	358,183	444,930	493,486	572,100	382,449
Assets	438,839	508,693	676,018	762,354	724,223
Liabilities	156,461	157,585	24,091	29,222	35,720
Shareholders' Equity	282,378	351,108	651,927	733,132	688,503

The Company's net loss in the first quarter of fiscal year 2005 ended August 31, 2004 was approximately the same as it was in the first quarter of fiscal 2004, as both revenue and expenses declined.

	Fourth Quarter May 31, 2003	Third Quarter February 28, 2003	Second Quarter November 30, 2002	First Quarter August 31, 2002
Revenue	$1,165	$25,188	$9,068	$1,151
Expenses	115,966	87,698	115,682	93,158
Net income (loss)	(114,801)	(62,510)	(106,614)	(92,007)
Net income (loss) per share	(0.02)	(0.01)	(0.02)	(0.02)
Cash flows from (used in) operating activities	(70,772)	(49,803)	(92,526)	(44,377)
Cash and cash equivalents, end of period	188,375	328,089	436,089	594,113
Assets	800,726	920,626	961,229	1,068,309
Liabilities	44,066	49,165	27,258	27,724
Shareholders' Equity	756,660	871,461	933,971	1,040,585

1.6 Liquidity and Capital Resources

At this time the Company is not anticipating a profit from operations, therefore it will rely on its ability to obtain equity or debt financing for long-term growth. The shares that Continental owns in Ekwan may provide a source of liquidity in the event Ekwan becomes a public issuer.

Continental recorded working capital of $351,107 as at May 31, 2004 (2003 - $589,600) and cash & cash equivalents of $444,930 (2003 - $188,375).

At year end, the Company had capital loss carry-forwards of approximately $656,000, various mining and oil & gas tax pools of approximately $73,600, and non-capital loss carry-forwards of approximately $934,700. Therefore the Company has no foreseeable, future tax liabilities.

On February 29, 2004, 264,309 options were re-valued and given a new expiry date. At year end, the total 480,736 stock options issued had a weighted average exercise price of $0.13 per share and an expiry date of December 9, 2007.

Based on assumptions about future business development, revenues and costs, Continental expects to have sufficient cash reserves to maintain operation throughout fiscal 2005.

Thereafter, the Company will need additional capital. Continental currently does not have any credit facilities with financial institutions. The Company has Capital Stock consisting of 5,796,513 issued common shares with a consideration of $4,293,379.

Since no significant capital expenditures are planned, management believes that it can continue operations in the short term with the Company's current capital resources.

1.7 Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance-sheet arrangements.

1.8 Transactions with Related Parties

Continental's accounts payable at fiscal year end included an advance of $6,820 (2003 - $6,820), which is interest free and has no fixed repayment terms, from Ed Godin - the Company's president and a director.

1.9 Fourth Quarter
Continental recorded higher expenses and net loss in the fourth quarter ended May 31, 2004 compared to the same quarter the previous year. The increased expenses (see section 1.5) were related to the examination, evaluation and submission of bids to invest in mineral deposits in South Africa and Finland.

1.10 Proposed Transactions
There are no proposed transactions at this time.

1.11 Critical Accounting Estimates
Continental did not rely on any critical accounting estimates in fiscal 2004.

1.12 Changes in Accounting Policies
There were no changes to accounting policies in fiscal 2004.

1.13 Financial and Other Instruments
The Company has not made use of any hedging or other financial instruments, and is not exposed to significant interest rate nor credit risks arising from its financial instruments.

1.14 Risks and Uncertainties
Continental's business of exploring mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Continental common shares should be considered speculative.